Exhibit 99.7

Inside information: North Holdings 3 Oy improves consideration, extends offer period and lowers the acceptance threshold of its tender offer; Caverion board renews its recommendation

NORTH HOLDINGS 3 OY	RELEASE	January 24, 2023 at 22:40 EET

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND OR SOUTH AFRICA OR IN ANY OTHER JURISDICTION IN WHICH THE TENDER OFFER WOULD BE PROHIBITED BY APPLICABLE LAW.

Inside information: North Holdings 3 Oy improves consideration, extends offer period and lowers the acceptance threshold of its tender offer; Caverion board renews its recommendation

North Holdings 3 Oy (the “Offeror”), a private limited liability company incorporated and existing under the laws of Finland, that will be indirectly owned by a consortium led by North (BC) Lux Holdco SARL (“Bain Luxco”) (a vehicle owned and controlled by funds managed or advised by Bain Capital Private Equity (Europe), LLP, and/or its affiliates (together “Bain Capital” and such funds being the “Bain Capital Funds”)) and further including Security Trading Oy (“Security Trading”), Fennogens Investments S.A. (“Fennogens”) and Corbis S.A. (“Corbis”) (together the “Consortium”), announced on November 3, 2022, a voluntary recommended public cash tender offer for all the issued and outstanding shares in Caverion Corporation (“Caverion” or the “Company”) that are not held by Caverion or its subsidiaries (the “Shares” or, individually, a “Share”) (the “Tender Offer”). The Offeror and Caverion have today entered into an amendment to the combination agreement initially entered into by the Offeror and Caverion on November 3, 2022 (the “Combination Agreement”), according to which the Offeror has, among other things, agreed to improve the consideration offered for each Share in the Tender Offer (the “Improved Tender Offer”).

KEY HIGHLIGHTS AND SUMMARY OF THE IMPROVED TENDER OFFER

●	The shareholders of Caverion are given the possibility to choose either: (i) a debt instrument entitling to a fixed cash payment of EUR 8.50 in nine months from the completion of the Improved Tender Offer (the “Alternative Consideration”), or (ii) an immediate cash consideration of EUR 8.00 (the “Improved Cash Price”) upon completion of the Improved Tender Offer for each Share tendered in the Improved Tender Offer.

●	The Alternative Consideration will be implemented by the Offeror by issuing debt instruments with the nominal principal amount of EUR 8.50, which will be redeemed at their full nominal amount upon their maturity nine months from their issuance (“Alternative Consideration Instruments”). Shareholders choosing the Alternative Consideration will be issued one Alternative Consideration Instrument for each Share tendered in the Tender Offer in connection with the completion trades of the Tender Offer. The equity commitments given to the Offeror by Bain Capital Funds and the other members of the Consortium to finance the Tender Offer have been amended to include financing also of the Alternative Consideration Instruments, so that their cash redemption by the Offeror will be backed by the funding commitments from the Consortium in the same way as funding for the Improved Cash Price.

●	The Offeror has agreed to lower the minimum acceptance threshold of the Improved Tender Offer from more than 90 percent to more than 66 2/3 percent of all Shares.

●	The Offeror will supplement the Tender Offer Document with detailed information on the terms and conditions of the Improved Tender Offer, including the Alternative Consideration Instruments, as soon as practically possible, and expects the supplement to be approved and published in early February. Shareholders of Caverion will be able to choose the Alternative Consideration when tendering into the Tender Offer only after the supplement to the Tender Offer Document has been published.

●	The Offeror extends the offer period until February 28, 2023, in order to ensure that the shareholders of Caverion have the possibility to carefully review the supplement to the Tender Offer Document and to evaluate the terms and conditions of the Improved Tender Offer. Given the advanced stage of the Offeror’s regulatory clearance process, the Offeror is highly confident that the Improved Tender Offer can be completed in this timeline. On this basis, the Offeror currently estimates that the completion trades in the Tender Offer, and the payment of the Improved Cash Price for the shareholders who elect this option, would take place in the second half of March, 2023 and that the cash redemption of the Alternative Consideration Instruments would take place in the second half of December, 2023.

●	The Offeror believes that the recommended Improved Tender Offer holds significant advantages, particularly in terms of transaction certainty and timeline, compared to the competing offer published by Crayfish BidCo Oy (the “Crayfish Offer”). Based on the experience of the Offeror’s external legal advisers, the merger control review of Crayfish’s Offer could take even up to 12 months or more from its announcement, and gives rise to significant execution risk. In contrast, the Offeror received unconditional merger control clearance from the European Commission on January 11, 2023, and unconditional foreign investment clearances in Austria and Denmark on January 18 and January 20, 2023, respectively, and expects to obtain the only outstanding regulatory approval soon.

●	The Alternative Consideration represents a premium of 6.25 percent compared to the cash consideration of EUR 8.00 offered in the Crayfish Offer (without adjusting for the interest component included in the Crayfish Offer). The Alternative Consideration provides Caverion shareholders the possibility to receive a superior consideration to the Crayfish Offer with potentially an earlier payment date profile, given the complexities of the regulatory approvals for the Crayfish Offer, and without the long uncertainty relating to the fulfilment of offer conditions.

●	Elo Mutual Pension Insurance Company, Ilmarinen Mutual Pension Insurance Company, Mandatum Life Insurance Company Limited and Varma Mutual Pension Insurance Company, as well as Antti Herlin, Hisra Consulting and Finance Oy and Autumn Spirit Oü, have renewed their irrevocable undertakings to accept the Improved Tender Offer, and Veritas Pension Insurance Company Ltd. has given an irrevocable undertaking to accept the Improved Tender Offer. These irrevocable undertakings together represent approximately 16.4 percent of all outstanding Shares and votes in Caverion.

●	The Offeror has secured new acquisition financing, in addition to the existing debt commitments provided to the indirect parent of the Offeror, North Holdings 1 Oy, in the form of senior secured, covenant-lite debt commitments. A summary of the financing has been provided below under section “Financing”.

●	The members of the Board of Directors of Caverion who participated in the decision-making have unanimously decided to recommend that the shareholders of the Company accept the Improved Tender Offer.

Halvor Meyer Horten, Managing Director, Head of Nordics, Bain Capital comments:

“The Consortium is fully committed to supporting the long-term development of Caverion and improves its tender offer. As a way of offering the most attractive proposition to Caverion's shareholders, we will provide the possibility to choose between a competitive cash price immediately after our offer closes, or an even higher price at a later date through a debt instrument. In addition to the Improved Tender Offer and its terms, the only outstanding foreign direct investment clearance for our offer is expected soon, and our Improved Tender Offer has the support of the Caverion Board. We believe that our offer represents an attractive and superior option to Caverion shareholders in terms of price, deal certainty and timeline.”

Klaus Cawén, on behalf of Security Trading, Fennogens Investments and Corbis, comments:

“As committed and active long-term core shareholders of Caverion, we are dedicated to developing and growing Caverion as a stand-alone company and to ensuring its competitiveness in the long run. We believe that the Improved Tender Offer is clearly superior to the competing offer by Crayfish BidCo and believe that it provides an attractive and feasible option to Caverion shareholders. We also see that it is in the best interests of the business continuity of Caverion as well as of Caverion’s employees to avoid uncertainty and potentially lengthy merger control processes the competing offer would be likely to cause.”

THE IMPROVED TENDER OFFER IN BRIEF

The Offeror and Caverion have today entered into an amendment to the Combination Agreement, according to which the Offeror has, among other things, agreed to improve the consideration offered for each Share in the Tender Offer by offering the Alternative Consideration of EUR 8.50 or the Improved Cash Price of EUR 8.00 for each Share validly tendered in the Tender Offer, subject to any adjustments as set out in the section “The Offer Price” below.

The Offer Price

The shareholders of Caverion may choose either the Alternative Consideration in the form of an Alternative Consideration Instrument with the nominal principal amount of EUR 8.50 or the Improved Cash Price of EUR 8.00 for each Share validly tendered in the Tender Offer (the Improved Cash Price and the Alternative Consideration jointly, the “Offer Price”), subject to any adjustments as set out below. A shareholder may only choose to receive either the Alternative Consideration or the Improved Cash Price for all Shares held on the same book-entry account, and, consequently, shareholders may only tender for mixed consideration if Shares are held on separate book-entry accounts.

The Improved Cash Price represents a premium of approximately 70.58 percent compared to the closing price (EUR 4.69) of the Share on Nasdaq Helsinki Ltd (“Nasdaq Helsinki”) on November 2, 2022, the last trading day immediately preceding the announcement of the Tender Offer, and a premium of approximately 69.85 percent compared to the volume-weighted average price (EUR 4.71) of the Share on Nasdaq Helsinki during the three-month period prior to and up to November 2, 2022.

The Alternative Consideration represents a premium of approximately 81.24 percent compared to the closing price (EUR 4.69) of the Share on Nasdaq Helsinki on November 2, 2022, the last trading day immediately preceding the announcement of the Tender Offer, and a premium of approximately 80.47 percent compared to the volume-weighted average price (EUR 4.71) of the Share on Nasdaq Helsinki during the three-month period prior to and up to November 2, 2022.

The Alternative Consideration represents a premium of 6.25 percent compared to the cash consideration of EUR 8.00 offered in the Crayfish Offer (without adjusting for the interest component included in the Crayfish Offer).

Each of Security Trading, Fennogens and Corbis as well as Antti Herlin, Hisra Consulting and Finance Oy and Autumn Spirit Oü have agreed to waive part of the EUR 1.00 increase to the offer price and to sell all their Shares to the Offeror for a cash consideration of EUR 7.50 per Share in, or in connection with the completion of, the Improved Tender Offer.

The Improved Cash Price and the Alternative Consideration have been determined based on 136,472,645 issued and outstanding Shares. Should the Company increase the number of Shares that are issued and outstanding on the date hereof as a result of a new share issue, reclassification, stock split (including a reverse split) or any other similar transaction with dilutive effect, or should the Company distribute a dividend or otherwise distribute funds or any other assets to its shareholders, or if a record date with respect to any of the foregoing occurs prior to any of the settlements of the completion trades (whether after the expiry of the offer period or any subsequent offer period), resulting in the distribution of funds not being payable to the Offeror, the Improved Cash Price and the Alternative Consideration payable by the Offeror shall be reduced accordingly on a euro-for-euro basis. However, after their issuance the Alternative Consideration Instruments are not subject to any adjustments and will be redeemed upon maturity at their full nominal amount.

The Offer Period

The offer period for the Tender Offer (the “Offer Period”) commenced on November 24, 2022, and is currently ongoing. The Offeror extends the Offer Period until February 28, 2023, in order to ensure that the shareholders of Caverion have the possibility to carefully review the supplement to the Tender Offer Document and to evaluate the terms and conditions of the Improved Tender Offer. Given the advanced stage of the Offeror’s regulatory clearance process the Offeror is highly confident that the Tender Offer can be completed in this timeline. However, the Offeror reserves the right to extend the Offer Period in accordance with the applicable laws and regulations.

The Offeror will supplement the tender offer document, dated November 24, 2022, and as supplemented on January 13, 2023, concerning the Tender Offer (together, the “Tender Offer Document”) with detailed information on the terms and conditions of the Improved Tender Offer, including the Alternative Consideration Instruments, as well as additional information on the Offeror, and will publish the supplement to the Tender Offer Document once it has been approved by the Finnish Financial Supervisory Authority. The Offeror is currently expecting that the supplement to the Tender Offer Document will be published in early February, 2023.

Until the supplement to the Tender Offer Document has been published, shareholders of Caverion tendering their Shares to the Tender Offer may only choose the cash consideration. Shareholders will be able to choose the Alternative Consideration when tendering into the Improved Tender Offer only after the supplement to the Tender Offer Document has been published. In connection with the publication of the supplement to the Tender Offer Document, the Offeror will also publish instructions to shareholders who wish to choose the Alternative Consideration instead of the Improved Cash Price.

Each shareholder of Caverion who has already accepted the Tender Offer or accepts the Tender Offer before the supplement regarding the Improved Tender Offer is published will, after such supplement is published, be deemed to have accepted the Tender Offer with the Improved Cash Price. Therefore, a shareholder of Caverion who has already tendered his/her Shares in the Tender Offer or tenders before such supplement is made public, and who wishes to receive the Improved Cash Price, does not have to re-tender his/her Shares or take any other action as a result of the Improved Tender Offer before or after the publication of the supplement regarding the Improved Tender Offer. All such shareholders will then receive the Improved Cash Price, if the Tender Offer will be completed.

Shareholders of Caverion who have already tendered their Shares in the Tender Offer, and who wish to choose the Alternative Consideration instead of the Improved Cash Price are given an opportunity to withdraw their previous acceptance and to submit the new acceptance form for the Alternative Consideration after the supplement regarding the Improved Tender Offer is published. The target is to give shareholders an opportunity to withdraw their previous acceptance without additional fees, in case such withdrawal is made after the supplement regarding the Improved Tender Offer is published.

Terms of the Alternative Consideration Instrument

Caverion’s shareholders who validly accept the Improved Tender Offer may choose, in respect of all (but not part only) of their holdings of Shares per each book-entry account, to receive Alternative Consideration Instruments instead of the Improved Cash Price under the terms of the Improved Tender Offer on the following basis:

One validly tendered Caverion Share entitles its holder to one Alternative Consideration Instrument issued by the Offeror. The nominal principal amount and book-entry unit of each of the Alternative Consideration Instrument is EUR 8.50. The Alternative Consideration Instrument shall not accrue any interest.

The equity commitments given to the Offeror by Bain Capital Funds and the other members of the Consortium to finance the Tender Offer have been amended to include financing also of the Alternative Consideration Instruments, so that their cash redemption by the Offeror will be backed by the funding commitments from the Consortium in the same way as funding for the Improved Cash Price.

The Alternative Consideration Instruments will be issued on the date of the completion trades of the Tender Offer and they will mature nine (9) months from their issue date. The Alternative Consideration Instruments will be redeemed at their full nominal amount of EUR 8.50 on the date of maturity (the “Redemption Date”). If the Redemption Date falls on a date which is not a Business Day, the Redemption Date will be postponed to the next following Business Day. “Business Day” shall mean a day on which the European TARGET2 System is open for the settlement of payment orders.

Holders of the Alternative Consideration Instruments are not entitled to demand prepayment of their Alternative Consideration Instruments prior to the Redemption Date.

The Alternative Consideration Instruments will be issued as book-entry form debt securities in Euroclear Finland’s Infinity system and no physical certificates will be issued. The Finnish Act on the Book-Entry System and Clearing Operations, Act on Book-Entry Accounts as well as the rules and CEO’s decisions of Euroclear Finland will be applied to the handling of the Alternative Consideration Instruments.

The Alternative Consideration Instruments are direct, unsubordinated, unsecured and unguaranteed obligations of the Offeror ranking pari passu and without any preference among them.

The Alternative Consideration Instruments are transferable after they have been registered into the respective book-entry account of the relevant holder of such Alternative Consideration Instruments, but no arrangements will be made to create a secondary market. No application has been or will be made to have the Alternative Consideration Instruments admitted to trading on any trading venue.

Conditions to Completion of the Tender Offer

In connection with the Improved Tender Offer, the Offeror has agreed to lower the Condition to Completion of the Tender Offer concerning the minimum acceptance threshold from more than 90 percent to more than 66 2/3 percent of all Shares. Therefore, a condition to the completion of the Improved Tender Offer is that the Improved Tender Offer has been validly accepted with respect to the Shares representing, together with any other Shares otherwise acquired by the Offeror prior to or during the Offer Period, more than sixty-six and two thirds (66 2/3) percent of the Shares and voting rights in the Company calculated in accordance with Chapter 18 Section 1 of the Finnish Companies Act (624/2006, as amended). Other Conditions to Completion (as defined in the terms and conditions of the Tender Offer) remain unchanged.

The Offeror reserves the right to waive any of the Conditions to Completion that have not been fulfilled. If all Conditions to Completion have been fulfilled or the Offeror has waived the requirements for the fulfilment of all or some of them no later than at the time of announcement of the final results of the Improved Tender Offer, the Offeror will consummate the Improved Tender Offer in accordance with its terms and conditions after the expiration of the Offer Period by purchasing the Shares validly tendered in the Improved Tender Offer and paying the Offer Price to the holders of the Shares that have validly accepted the Improved Tender Offer.

Recommendation by the Board of Directors of Caverion

Following extensive review and discussions and after having regarded factors such as deal certainty for the Company and its shareholders, timeline to closing, including the fact that the regulatory approval process for the Offeror’s Improved Tender Offer is expected to be completed shortly, and potential disruption for the Company and its employees and other stakeholders, and after consultation with its financial and legal advisors, the Board of Directors of Caverion has assessed the Offeror’s Improved Tender Offer in comparison with the Crayfish Offer. The Board of Directors of Caverion has concluded that following the significant increase in the Offer Price by the Offeror, together with the other amended terms and conditions of the Improved Tender Offer and deal certainty aspects related to the timing and feasibility of obtaining required approvals from the regulatory authorities, and possible structural remedies being required as a condition to completion of the Crayfish Offer, the Improved Tender Offer by the Offeror is more beneficial for the Company, its shareholders and other stakeholders as compared to Crayfish Offer. Therefore, The Board of Directors of Caverion, represented by a quorum comprising the non-conflicted members of the Board of Directors, has unanimously decided to recommend that the shareholders of Caverion accept the Improved Tender Offer, having concluded that the Improved Tender Offer is fair to Caverion’s shareholders from a financial point of view and provides Caverion’s shareholders with greater deal certainty than the Crayfish Offer as it is likely to complete significantly faster than the Crayfish Offer. The Board of Directors expects to supplement its statement and renew its recommendation regarding the Tender Offer that was issued and announced on November 18, 2022 after having received a substantially final draft of the supplement to the Tender Offer Document. The Board of Directors of Caverion has received an updated opinion, dated January 24, 2023, of Caverion’s exclusive financial adviser, Bank of America Europe DAC, Stockholm branch (“BofA Securities”), to the effect that, as of the date of such opinion, the increased Offer Price to be paid to holders of Shares (other than Security Trading, Fennogens and Corbis and their respective affiliates) pursuant to the Improved Tender Offer, was fair from a financial point of view, to such holders, which opinion was based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as more fully described in such opinion. The opinion of BofA Securities was provided for the use and benefit of the Board of Directors of Caverion and does not constitute a recommendation as to how any holders of Shares should act in connection with the Tender Offer or any related matter. The updated opinion will be attached to the statement of the Board of Directors of Caverion.

Vice Chairman of the Board of Directors Markus Ehrnrooth, who is closely associated with two of the parties of the Consortium, Fennogens and Corbis, has not participated in any assessment or review of the implications of the Tender Offer by the Board of Directors or in any decision-making concerning the recommendation of the Board of Directors or the Combination Agreement. Markus Ehrnrooth has not participated in and has refrained from the work of the Board of Directors in Caverion during the pendency of the discussions between the Consortium and Caverion concerning the Tender Offer due to his material connections to and interests in the Offeror.

Support by certain shareholders of Caverion

Elo Mutual Pension Insurance Company, Ilmarinen Mutual Pension Insurance Company, Mandatum Life Insurance Company Limited and Varma Mutual Pension Insurance Company, together representing approximately 15.4 percent of all Shares and votes in Caverion, as well as Antti Herlin, Hisra Consulting and Finance Oy and Autumn Spirit Oü, which are not part of the Consortium but are related parties to the Consortium members and together represent approximately 0.5 percent of all Shares and votes in Caverion, have renewed their irrevocable undertakings to accept the Improved Tender Offer, and Veritas Pension Insurance Company Ltd., which holds approximately 0.6 percent of all Shares and votes in Caverion, has given an irrevocable undertaking to accept the Improved Tender Offer. These irrevocable undertakings may be terminated only in the event that the Offeror withdraws or does not complete the Tender Offer, or in the event that a competing offer is announced by a third party with a consideration of at least EUR 8.95 per Share and the Offeror does not match or exceed the consideration offered in such competing offer within a certain period of time.

Together with the Shares directly held by the Consortium members, the irrevocable undertakings represent approximately 43.0 percent of all the Shares and votes in Caverion in aggregate.

Financing

The equity commitments given to the Offeror by Bain Capital Funds and the other members of the Consortium to finance the Tender Offer have been amended to include also financing for the redemption of the Alternative Consideration Instruments by the Offeror when they fall due.

As described in the Tender Offer Document, the Offeror has received equity commitments, as evidenced in equity commitment letters addressed to the Offeror, the indirect parent of the Offeror, North Holdings 1 Oy (the “PIK Borrower”) has received debt commitments (as supplemented by supplemental deeds dated January 10, 2023 and January 20, 2023 respectively) and the Offeror has received debt commitments (and interim debt commitments) as evidenced in debt commitment letters addressed to the Offeror, in each case, to finance the Tender Offer at completion and compulsory redemption proceedings, if any.

The Offeror’s obligation to complete the Tender Offer is not conditional upon availability of financing. The debt financing has been committed on a customary European “certain funds” basis and thus its availability is subject to only limited conditions. The Offeror was incorporated for the purpose of implementing the Tender Offer. The completion of the Tender Offer or offering of Alternative Consideration Instruments as alternative consideration in the Improved Tender Offer is not in itself expected to have any significant effect on the business operations, profit and financial position of the Offeror.

FURTHER INFORMATION

The Offeror will supplement the Tender Offer Document with detailed information on the terms and conditions of the Improved Tender Offer, including the Alternative Consideration Instruments, as well as additional information on the Offeror, and will publish the supplement to the Tender Offer Document once it has been approved by the Finnish Financial Supervisory Authority. The Offeror is currently expecting that the supplement to the Tender Offer Document will be published in early February, 2023.

Each shareholder, who wishes to choose the Alternative Consideration instead of the Improved Cash Price in connection with the Improved Tender Offer should carefully read the supplement to the Tender Offer Document before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the Alternative Consideration Instruments.

The supplement to the Tender Offer Document as well as additional materials and instructions will be available at www.caverion-offer.com and at www.nordea.fi/caverion-offer.

INVESTOR AND MEDIA ENQUIRIES:

Caverion

Milena Hæggström, Head of Investor Relations and External Communications, Caverion Corporation, tel. +358 40 5581 328, milena.haeggstrom@caverion.com

Bain Capital, Security Trading, Fennogens and Corbis

Iris Nevanlinna, +358 40 577 9229, iris.nevanlinna@miltton.com

ABOUT THE CONSORTIUM

Bain Luxco is owned and controlled by the Bain Capital Funds. Bain Capital is one of the most experienced and successful private investment firms globally, having made more than 1,230 primary and add-on investments with approximately USD 160 billion assets under management. The firm has more than 620 investment professionals worldwide spread throughout its global network in Europe, Asia and North America. Bain Capital has made numerous successful and value-enhancing investments and exits in the Nordic region over the past years. Notably, the company led the successful take-private of Ahlstrom-Munksjö, a global leader in innovative and sustainable fiber-based materials, which was delisted from Nasdaq Helsinki in 2021. Further, from 2012 Bain Capital was the owner of Bravida, a leading Nordic technical installation and services provider, listing the business on Nasdaq Stockholm in 2015.

Security Trading is an investment company owned by the Antti Herlin family. As at the date of this announcement, Antti Herlin, Security Trading and Hisra Consulting and Finance Oy, which is a company fully owned by Security Trading, together hold approximately 15.43 percent of the Shares and votes in Caverion (excluding shares held in treasury by Caverion).

Fennogens is an investment company owned by the Georg Ehrnrooth, Henrik Ehrnrooth and Carl-Gustaf Ehrnrooth families. As at the date of this announcement, Fennogens holds approximately 10.38 percent of the Shares and votes in Caverion (excluding shares held in treasury by Caverion).

Corbis is an investment company owned by the Henrik Ehrnrooth family. As at the date of this announcement, Corbis holds approximately 1.27 percent of the Shares and votes in Caverion (excluding shares held in treasury by Caverion).

ABOUT CAVERION

Caverion is a public limited liability company incorporated under the laws of Finland with its shares listed on the official list of Nasdaq Helsinki. Caverion is a Northern & Central European-based expert for smart and sustainable built environments, enabling performance and people’s well-being. Caverion offers expert guidance during the entire life cycle of buildings, infrastructure or industrial sites and processes: from design & build to projects, technical and industrial maintenance, facility management as well as advisory services. At the end of September 2022, there were more than 15,000 professionals serving customers at the service of Caverion Group in 10 countries.

IMPORTANT INFORMATION

THIS STOCK EXCHANGE RELEASE MAY NOT BE RELEASED OR OTHERWISE DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND OR SOUTH AFRICA OR IN ANY OTHER JURISDICTION IN WHICH THE TENDER OFFER WOULD BE PROHIBITED BY APPLICABLE LAW.

THIS STOCK EXCHANGE RELEASE IS NOT A TENDER OFFER DOCUMENT OR A SUPPLEMENT DOCUMENT TO TENDER OFFER DOCUMENT AND AS SUCH DOES NOT CONSTITUTE AN OFFER OR INVITATION TO MAKE A SALES OFFER. IN PARTICULAR, THIS STOCK EXCHANGE RELEASE IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES DESCRIBED HEREIN, AND IS NOT AN EXTENSION OF THE TENDER OFFER, IN, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND OR SOUTH AFRICA. INVESTORS SHALL ACCEPT THE TENDER OFFER FOR THE SHARES ONLY ON THE BASIS OF THE INFORMATION PROVIDED IN THE TENDER OFFER DOCUMENT AND THE POSSIBLE SUPPLEMENT DOCUMENTS TO THE TENDER OFFER DOCUMENT. OFFERS WILL NOT BE MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE EITHER AN OFFER OR PARTICIPATION THEREIN IS PROHIBITED BY APPLICABLE LAW OR WHERE ANY TENDER OFFER DOCUMENT OR REGISTRATION OR OTHER REQUIREMENTS WOULD APPLY IN ADDITION TO THOSE UNDERTAKEN IN FINLAND.

THE TENDER OFFER IS NOT BEING MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW AND THE TENDER OFFER DOCUMENT, THE SUPPLEMENT DOCUMENT AND RELATED ACCEPTANCE FORMS WILL NOT AND MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAWS OR REGULATIONS. IN PARTICULAR, THE TENDER OFFER IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, OR BY USE OF THE POSTAL SERVICE OF, OR BY ANY MEANS OR INSTRUMENTALITY (INCLUDING, WITHOUT LIMITATION, FACSIMILE TRANSMISSION, TELEX, TELEPHONE OR THE INTERNET) OF INTERSTATE OR FOREIGN COMMERCE OF, OR ANY FACILITIES OF A NATIONAL SECURITIES EXCHANGE OF, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND OR SOUTH AFRICA. THE TENDER OFFER CANNOT BE ACCEPTED, DIRECTLY OR INDIRECTLY, BY ANY SUCH USE, MEANS OR INSTRUMENTALITY OR FROM WITHIN, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND OR SOUTH AFRICA AND ANY PURPORTED ACCEPTANCE OF THE TENDER OFFER RESULTING DIRECTLY OR INDIRECTLY FROM A VIOLATION OF THESE RESTRICTIONS WILL BE INVALID.

THIS STOCK EXCHANGE RELEASE HAS BEEN PREPARED IN COMPLIANCE WITH FINNISH LAW, THE RULES OF NASDAQ HELSINKI LTD AND THE HELSINKI TAKEOVER CODE AND THE INFORMATION DISCLOSED MAY NOT BE THE SAME AS THAT WHICH WOULD HAVE BEEN DISCLOSED IF THIS STOCK EXCHANGE RELEASE HAD BEEN PREPARED IN ACCORDANCE WITH THE LAWS OF JURISDICTIONS OUTSIDE OF FINLAND.

Information for shareholders of Caverion in the United States

Shareholders of Caverion in the United States are advised that the Shares are not listed on a U.S. securities exchange and that Caverion is not subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not required to, and does not, file any reports with the U.S. Securities and Exchange Commission (the “SEC”) thereunder.

The Tender Offer is made for the issued and outstanding shares of Caverion, which is domiciled in Finland, and is subject to Finnish disclosure and procedural requirements. The Tender Offer is made in the United States pursuant to Section 14(e) and Regulation 14E under the Exchange Act, subject to the exemption provided under Rule 14d-1(c) under the Exchange Act for a Tier I tender offer (the “Tier I Exemption”) and Rule 802 (the “802 Exemption”) under the U.S. Securities Act of 1933 (the “U.S. Securities Act”), and otherwise in accordance with the disclosure and procedural requirements of Finnish law, including with respect to the Tender Offer timetable, settlement procedures, withdrawal, waiver of conditions and timing of payments, which are different from those of the United States. In particular, the financial information included in this stock exchange release has been prepared in accordance with applicable accounting standards in Finland, which may not be comparable to the financial statements or financial information of U.S. companies. The Tender Offer is made to Caverion’s shareholders resident in the United States on the same terms and conditions as those made to all other shareholders of Caverion to whom an offer is made. Any informational documents, including this stock exchange release, are being disseminated to U.S. shareholders on a basis comparable to the method that such documents are provided to Caverion’s other shareholders.

As permitted under the Tier I Exemption, the settlement of the Tender Offer is based on the applicable Finnish law provisions, which differ from the settlement procedures customary in the United States, particularly as regards to the time when payment of the consideration is rendered. The Tender Offer, which is subject to Finnish law, is being made to the U.S. shareholders in accordance with the applicable U.S. securities laws, and applicable exemptions thereunder, in particular the Tier I Exemption and the 802 Exemption. To the extent the Tender Offer is subject to U.S. securities laws, those laws only apply to U.S. shareholders and will not give rise to claims on the part of any other person. U.S. shareholders should consider that (whether paid initially in cash or upon redemption of any Alternative Consideration Instruments) the offer price for the Tender Offer is being paid in EUR and that no adjustment will be made based on any changes in the exchange rate.

To the extent permissible under applicable law or regulations, the Offeror and its affiliates or its brokers and its brokers’ affiliates (acting as agents for the Offeror or its affiliates, as applicable) may from time to time after the date of this stock exchange release and during the pendency of the Tender Offer, and other than pursuant to the Tender Offer, directly or indirectly purchase or arrange to purchase Shares or any securities that are convertible into, exchangeable for or exercisable for Shares. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. To the extent information about such purchases or arrangements to purchase is made public in Finland, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. shareholders of Caverion of such information. In addition, the financial advisers to the Offeror may also engage in ordinary course trading activities in securities of Caverion, which may include purchases or arrangements to purchase such securities. To the extent required in Finland, any information about such purchases will be made public in Finland in the manner required by Finnish law.

Neither the SEC nor any U.S. state securities commission has approved or disapproved the Tender Offer (including the offer of the Alternative Consideration Instruments), passed upon the merits or fairness of the Tender Offer (including the offer of the Alternative Consideration Instruments), or passed any comment upon the adequacy, accuracy or completeness of the disclosure in relation to the Tender Offer (including in relation to the Alternative Consideration Instruments). Any representation to the contrary is a criminal offence in the United States.

THE ALTERNATIVE CONSIDERATION INSTRUMENTS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION, AND THE ALTERNATIVE CONSIDERATION INSTRUMENTS CONSTITUTE “RESTRICTED SECURITIES” PURSUANT TO THE SECURITIES ACT, AND MAY NOT BE OFFERED OR SOLD WITH UNITED STATES OR TO, OR FOR, THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT), EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE OR LOCAL SECURITIES LAWS.

The receipt of cash pursuant to the Tender Offer by a U.S. shareholder may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local, as well as foreign and other, tax laws. Each holder of Shares is urged to consult its independent professional advisers immediately regarding the tax and other consequences of accepting the Tender Offer.

It may be difficult for Caverion’s shareholders to enforce their rights and any claims they may have arising under the U.S. federal securities laws, since the Offeror and Caverion are located in a non-U.S. jurisdiction and some or all of their respective officers and directors may be residents of non-U.S. jurisdictions. Caverion shareholders may not be able to sue the Offeror or Caverion or their respective officers or directors in a non-U.S. court for violations of the U.S. federal securities laws. It may be difficult to compel the Offeror and Caverion and their respective affiliates to subject themselves to a U.S. court’s judgment.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE TENDER OFFER, PASSED ANY COMMENTS UPON THE MERITS OR FAIRNESS OF THE TENDER OFFER, PASSED ANY COMMENT UPON THE ADEQUACY OR COMPLETENESS OF THE TENDER OFFER DOCUMENT OR THE SUPPLEMENT DOCUMENT OR PASSED ANY COMMENT ON WHETHER THE CONTENT IN THE TENDER OFFER DOCUMENT OR THE SUPPLEMENT DOCUMENT IS CORRECT OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

Disclaimer

UBS AG London Branch is authorised and regulated by the Financial Market Supervisory Authority in Switzerland. It is authorised by the Prudential Regulation Authority and subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority in the United Kingdom. UBS AG London Branch is acting exclusively for the Offeror and no one else in connection with the Tender Offer or the matters referred to in this document, will not regard any other person (whether or not a recipient of this document) as its client in relation to the Tender Offer and will not be responsible to anyone other than the Offeror for providing the protections afforded to its clients or for providing advice in relation to the Tender Offer or any other transaction or arrangement referred to in this document.

Advium Corporate Finance Ltd is acting exclusively on behalf of the Offeror and no one else in connection with the Tender Offer or other matters referred to in this document, does not consider any other person (whether the recipient of this document or not) as a client in connection to the Tender Offer, and is not responsible to anyone other than the Offeror for providing protection or providing advice in connection with the Tender Offer or any other transaction or arrangement referred to in this document.

Goldman Sachs International, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for the Offeror and no one else in connection with the Tender Offer and the matters set out in this stock exchange release, and will not be responsible to anyone other than the Offeror for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the Tender Offer or any matter or arrangement referred to in this stock exchange release.

Nordea Bank Abp is acting as financial adviser to the Offeror and arranger outside of the United States and no one else in connection with the Tender Offer, and will not regard any other person as its client in relation to the Tender Offer and will not be responsible to anyone other than the Offeror for providing the protection afforded to clients of Nordea Bank Abp, nor for providing advice in relation to the Tender Offer or the other matters referred to in this stock exchange release. For the avoidance of doubt, Nordea Bank Abp is not registered as a broker or dealer in the United States of America and will not be engaging in direct communications relating to the Tender Offer with investors located within the United States (whether on a reverse inquiry basis or otherwise). U.S. shareholders should contact their brokers with any questions relating to the Tender Offer.

BNP Paribas, which is duly authorized and lead-supervised by the European Central Bank and the Autorité de Contrôle Prudentiel et de Résolution, is acting exclusively for the Offeror and no one else in connection with the Tender Offer and the matters set out in this stock exchange release, and will not be responsible to anyone other than the Offeror for providing the protections afforded to clients of BNP Paribas, or for giving advice in connection with the Tender Offer or any matter or arrangement referred to in this stock exchange release.

Bank of America Europe DAC, Stockholm branch, a subsidiary of Bank of America Corporation, is acting exclusively for Caverion and no one else in connection with the Tender Offer and the matters set out in this stock exchange release, and will not be responsible to anyone other than Caverion for providing the protections afforded to its clients or for providing advice in relation to the Tender Offer or any matter or arrangement referred to in this stock exchange release.